PRESS RELEASE FOR IMMEDIATE RELEASE

Longueuil, August 12, 2003

CAMBIOR ANNOUNCES CLOSING OF THE CDN $100 MILLION BOUGHT DEAL

Cambior Inc. is pleased to announce that it closed earlier today its previously announced unit offering of 40 million units at Cdn $2.50 per unit, each unit being comprised of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share of Cambior at a price of Cdn $3.75 at any time prior to August 12, 2008. Gross proceeds of the offering were Cdn $100 million and the net proceeds, after deducting the Underwriters' fee and expenses of the issue were Cdn $94.5 million. The offering was made through a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including CIBC World Markets Inc., Dundee Securities Corporation, Orion Securities Inc. and Paradigm Capital Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Use of proceeds

The Company expects to use the net proceeds for general corporate purposes including the funding of potential acquisitions of, or investments in, assets, businesses and properties, including (without limitation) the development of the Rosebel project, that expand, complement or are otherwise related to its current activities and business. The Company has no present agreements or commitments with respect to any material acquisition or investment.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants trade on the TSX.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2003-34